BARTEL ENG & SCHRODER
1331 Garden Highway, Suite 300
Sacramento, CA 95833

SCOTT E. BARTEL

e-mail: sbartel@barteleng.com

September 30, 2005

Ms. Michele Gohlke

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

450 Fifth Street, NW

Washington, D.C. 20549

Re:	Remedent, Inc.
Form 10-KSB for year ended March 31, 2005
Filed July 14, 2005
File No.: 001-15975

Dear Ms. Gohlke:

On behalf of Remedent, Inc. (the "Company"), we are filing this amendment to the Company's annual report on Form 10-KSB/A originally filed with the Commission on July 14, 2005. This Amendment is being filed in response to the Staff's comment letter dated August 2, 2005. In order to expedite the review of this filing, we are providing our responses to the Staff's August 2, 2005, comment letter and marked courtesy copies to Praveen Kartholy, Staff Accountant, indicating the changes made from the original filing with the Commission on July 14, 2005. Each of our responses in this letter will be provided in the order of the comments raised by the Staff's August 2, 2005, comment letter.

Consolidated Statements of Cash Flows, page 4

1.

In response to the Staff's comment and in reviewing paragraph 25 of SFAS 95 and Appendix C of SFAS 95, the Company discovered that it had not properly presented the effect of exchange rate changes on cash and cash equivalents for the year ended March 31, 2005 resulting in an overstatement of the effect of exchange rate changes on cash and cash equivalents of $34, 991. Consequently, in the Amendment, the Company has restated its cash flow statements as disclosed in Note 3 to the financial statements. The erroneous effect on the cash flow statement for March 31, 2004, was not material and therefore has not been restated.

U.S. Securities and Exchange Commission

September 30, 2005

Note 4, Subsequent Event--Corporate Restructuring, page 15.

2.	The Company has filed the pro forma financial information required by Article 11 of Regulation S-X by an amendment to its Form 8-K relating to the restructuring.

Exhibit 31.1 and 31.2

3.	The Company has revised its form of Exhibits 31.1 and 31.2 in response to the Staff's comment.

We hope that the foregoing addresses all of the Staff's comments contained in its letter of August 2, 2005. Once the Staff has cleared these comments, the Company will be in the position to go effective on its Form SB-2 Registration Statement. Consequently, we would appreciate knowing at your earliest convenience whether the Staff will have additional comments on the matters raised.

Very truly yours,

/s/ Scott E. Bartel Scott E. Bartel

ACKNOWLEDGEMENT

Remedent, Inc., (the “Registrant”), hereby acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in all of its filings with the United States Securities and Exchange Commission (the “Commission”);

2.	The Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

3.	The Registrant may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated: September 29, 2005	Remedent, Inc.

/s/ Philippe Van Acker Philippe Van Acker, CFO